

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 10, 2008

By facsimile to (212) 656-1076 and U.S. Mail

Mr. Viktor Rozsnyay
President and Chief Executive Officer
Power of the Dream Ventures, Inc.
Soroksari ut 94-96
1095 Budapest, Hungary, Europe

Re: Power of the Dream Ventures, Inc., formerly Tia V, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form SB-2
        Filed December 21, 2007
        File No. 333-147372

Dear Mr. Rozsnyay:

        We reviewed the filing and have the comments below.

General

1.   We have read your response to prior comment 18. Please also include the weighted
        average number of shares of common stock outstanding used to calculate your loss per
        share on the statement of operations.

Certain Relationships and Related Transactions, page 43

2.   We note your statement in MD&A that all of your funding has been generated from sales
        of common stock and loans from directors and officers. Please disclose the terms of
        these loans here, and identify the directors and officers.

Note 2 – Summary of Significant Accounting Policies, page F-8

Net Income (Loss) Per Share of Common Stock, page F-10

3.   We have read your response to prior comment 22. On page F-10, you indicate that unvested restricted common shares that are subject to forfeiture provisions in the event the contractual relationship with the Company terminates prior to vesting are excluded in the calculation of diluted earnings per share. Please disclose why unvested restricted common shares would not be included in calculating diluted earnings per share, if dilutive. Please also revise your disclosures regarding anti-dilutive shares, as appropriate. See paragraphs 20 and 40(c) of SFAS 128 as well as footnote 12 to that SFAS.

Note 7 – Note Payable, page F-13

4.   We have read your response to prior comment 23. Please revise your disclosures on pages 19, 39, and 43 to provide a more complete disclosure similar to your disclosure on page F-13. Your current disclosure on the above mentioned pages does not provide a complete disclosure of the facts and circumstances surrounding the additional compensation given to Mary Passalaqua and how this amount was recorded prior to the recapitalization.

Note 10 – Subsequent Events, page F-15
Item 26. Recent Sales of Unregistered Securities, page 57

5.   We have read your response to prior comment 26. On page F-15, you indicate that as part of the agreement, Ms. Rozsa was granted 250,000 shares of restricted stock of which 100,000 shares are vested upon grant and 30,000 shares will vest quarterly. Please tell us how you determined that you will recognize only $125,000 as of December 31, 2007. It would appear that, at a minimum, the entire 100,000 shares that vest upon grant should be recorded as compensation expense in the amount of $250,000. It appears that an additional 30,000 shares in the amount of $75,000 would also vest at December 31, 2007. Please also revise compensation expense as of December 31, 2007 for the agreements with Szilvia Toth and Sandorne Juhasz as well. Please revise your disclosures for compensation expense during the years ended December 31, 2007 and 2008, including MD&A on page 19, accordingly.

Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

6.   We have read your response to prior comment 34. Please make arrangements with your auditor to revise the audit report and consent to reference the appropriate financial statement periods covered by the audit report. The audit report and consent should reference the balance sheet of Power of the Dream Ventures, Inc (a development stage company) as of December 31, 2006 and the related statements of operations, shareholders' equity, and cash flows for the period from April 26, 2006 (date of inception) to December 31, 2006. Please also revise throughout the audit opinion and experts section to reference Power of the Dream Ventures, Inc. in accordance with our prior comment 18. In addition, please revise the consent to refer to the Form SB-2, as amended.

Closing

        File an amendment to the SB-2 in response to the comments. To expedite our review, PDV may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If PDV thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since PDV and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If PDV requests acceleration of the registration statement's effectiveness, PDV should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve PDV from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- PDV may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that PDV provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Incorporating Services, Ltd.
        Agent for Service, Power of the Dream Ventures, Inc.
        3500 South Dupont Highway
        Dover, DE 29901

        Lloyd L. Rothenberg, Esq.
        Loeb & Loeb LLP
        345 Park Avenue, 19th Floor
        New York, NY 10154